Exhibit 99.2
Royal Dutch Shell plc
Three and nine month period ended September 30, 2009
Unaudited Condensed Interim Financial Report

Unaudited Condensed Interim Financial Report
This report contains:
(1)	A Business Review with respect to Royal Dutch Shell plc, a publicly-listed company incorporated in England and Wales and headquartered and tax resident in the Netherlands (“Royal Dutch Shell”) and its consolidated subsidiaries (collectively, with Royal Dutch Shell, “Shell”) for the three and nine month period ended September 30, 2009; and

(2)	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine month period ended September 30, 2009 and 2008.
In this document “Shell” is sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this document, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan” “probably”, “project”, “risks”, “seek”, “should” “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s Annual Report and Form 20-F for the year ended December 31, 2008 (available at www.shell.com/investor and www.sec.gov). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, November 4, 2009. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 1

Business Review for the three and nine month period ended September 30, 2009
Presented under IFRS (unaudited)

$ million
	Three months		Nine months
ended September 30,			ended September 30,
	2009	2008	2009	2008

Income for the period	3,288	8,480	10,707	29,435
Income attributable to minority interest	41	32	150	348

Income attributable to Royal Dutch Shell plc shareholders	3,247	8,448	10,557	29,087

With effect from July 1, 2009, Shell’s organisation has been simplified from six reportable segments to three reportable segments — Upstream, Downstream and Corporate:
•	The Exploration & Production, Oil Sands and Gas & Power segments are now reported as Upstream, excluding the solar activities that were included in Gas & Power.
•	The Oil Products and Chemicals segments are now reported as Downstream, together with the solar activities that were previously reported in Gas & Power.
Prior period financial information has been reclassified to reflect the change in segmentation.
THREE MONTHS ENDED SEPTEMBER 30, 2009
Earnings in the three month period ended September 30, 2009 were $3,288 million compared to $8,480 million for the same period last year. Lower earnings mainly reflect macro environment impacts on the Upstream business segment.
Upstream
Segment earnings were $1,543 million compared to $8,647 million a year ago. Earnings in the third quarter included a net charge of $123 million, reflecting charges related to asset impairments of $880 million and restructuring provisions of $24 million. These were partly offset by gains related to tax credits of $686 million, mark-to-market valuation of certain gas contracts of $45 million and gains from the estimated fair value accounting of commodity derivatives of $50 million. Earnings for the third quarter 2008 included a net gain of $2,368 million, reflecting a gain of $1,742 million related to divestments, a gain of $400 million related to the estimated fair value accounting of commodity derivatives, a gain of $200 million related to the mark-to-market valuation of certain gas contracts, a tax credit of $47 million, a gain from a pension accounting adjustment of $46 million and an impairment charge of $67 million.
Upstream earnings compared to the third quarter 2008 reflected the impact of significantly lower oil and gas prices. These were partially offset by increased gas sales volumes, including the effect of the successful start-up of the Sakhalin II project, and lower royalty and tax expenses compared to the third quarter 2008.
Third quarter 2009 oil prices increased from second quarter 2009 levels. However mainly due to contractual time lag effects the third quarter 2009 global natural gas realisations remained similar to second quarter 2009 levels. A generally weak environment for natural gas marketing and trading activities also affected the third quarter 2009 earnings.
Global liquids realisations were 43% lower than in the third quarter 2008. Global gas realisations were 42% lower than a year ago. In the Americas, gas realisations decreased by 64% whereas outside the Americas, gas realisations decreased by 29%. LNG realised prices compared to the third quarter 2008 decreased following trends in LNG price markers.
Third quarter 2009 production was 2,926 thousand boe/d compared to 2,931 thousand boe/d a year ago. Crude oil production was down 2% and natural gas production increased by 3% compared to the third quarter 2008.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 2

Underlying production, compared to the third quarter 2008, increased by some 180 thousand boe/d from new field start-ups and the continuing ramp-up of fields over the last 12 months, more than offsetting field declines.
LNG sales volumes of 3.49 million tonnes were 13% higher than in the same quarter a year ago. Volumes reflected the ramp-up in sales volumes from the Sakhalin II LNG project and Train 5 at the North West Shelf project, which were partly offset by lower volumes from Nigeria LNG and reduced Asia Pacific LNG demand.
Downstream
Segment earnings were $1,543 million compared to a loss of $124 million in the third quarter 2008. Earnings included a net gain of $536 million, reflecting gains related to the estimated fair value accounting of commodity derivatives of $500 million and tax credits of $383 million, which were partly offset by charges related to asset impairments of $301 million and restructuring provisions of $46 million. Earnings for the third quarter 2008 included a gain of $445 million, reflecting gains related to the estimated fair value accounting of commodity derivatives of $350 million, a gain of $25 million related to a tax credit in Canada and a pension accounting adjustment of $70 million
After taking into account the impact of the movement in feedstock price, earnings were $1,292 million compared to $2,419 million in the third quarter 2008, reflecting substantially lower realised refining margins and lower refinery plant intake volumes, and lower marketing and chemicals margins which were partly offset by lower costs.
Oil products marketing earnings compared to the same period a year ago increased due to higher lubricants contributions and higher retail earnings, which were partly offset by lower B2B and trading contributions.
Sales volumes of oil products decreased by 4% compared to the same quarter last year, mainly because of lower B2B volumes, partly offset by increased retail sales volumes, mostly in the Americas and in the Asia Pacific region.
Industry refining margins significantly declined on a worldwide basis compared to the same period a year ago resulting in reduced realised margins. Reduced demand for refined products led to lower refinery plant intake volumes. Refinery plant intake volumes decreased by 8% compared to the same quarter last year.
Refinery availability was 94% compared to 88% in the third quarter 2008, which was impacted by hurricanes in the USA.
Chemicals earnings compared to the third quarter 2008 reflected improved income from equity accounted investments and lower realised chemicals margins.
Chemicals sales volumes decreased by 5% compared to the same quarter last year. Chemicals manufacturing plant availability increased to 95%, some 9% higher than in the third quarter 2008, which was impacted by hurricanes in the USA.
Corporate
Segment earnings were $202 million compared to a loss of $43 million for the same period last year. Earnings for the third quarter 2009 included a charge of $42 million related to restructuring provisions and tax charges.
Segment earnings compared to the third quarter 2008 reflected mainly currency exchange gains, which were partly offset by lower net interest income. Currency exchange gains in the third quarter 2009 were $160 million compared to losses of $264 million in the third quarter 2008.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 3

NINE MONTHS ENDED SEPTEMBER 30, 2009
Earnings in the nine month period ended September 30, 2009 were $10,707 million compared to $29,435 million for the same period last year. Lower earnings mainly reflect the macro environment impacts on the Upstream business segment.
Upstream
Segment earnings for the first nine months of 2009 were $5,818 million compared to $21,843 million for the same period last year. Segment earnings in the first nine months of 2009 included a net gain of $92 million, reflecting gains from tax credits of $921 million, a gain related to a litigation settlement of $229 million, gains from divestments of $135 million and gains from fair value accounting of commodity derivatives of $50 million, partly offset by charges related to asset impairments and provisions of $880 million, a charge of $249 million related to the mark-to-market valuation of certain gas contracts, a charge related to a pension adjustment for inflation in USA of $65 million, a charge of $25 million related to a retirement healthcare adjustment in the USA and restructuring provisions of $24 million. Segment earnings for the same period last year included a net gain of $2,089 million mainly from gains from divestments of $2,313 million, fair value accounting of commodity derivatives of $100 million and a pension accounting adjustment of $46 million, partly offset by a charge of $273 million related to the mark-to-market valuation of gas contracts, net tax charges of $30 million and impairments of $67 million.
Earnings for the first nine months of 2009 mainly reflected lower oil and gas prices, lower oil production volumes and lower LNG equity sales volumes.
Global liquid realisations were 50% lower than a year ago. Outside the Americas gas realisations decreased by 20%. In the Americas, gas realisations decreased by 60%.
Production was 3,092 thousand boe per day, a decrease of 3% compared to 3,192 thousand boe per day a year ago. Production in the first nine months of 2009 compared to the same period last year was mainly impacted by field declines, Nigeria security issues, OPEC restrictions and lower demand, partly offset by new field start-ups and continued ramp-up of fields that have come online in recent years, production sharing contracts (PSC) pricing effects, and lower hurricane impact.
LNG equity sales volumes of 9.44 million tonnes were 3% lower than a year ago, mainly as a consequence of lower volumes from Nigeria LNG due to natural gas supply disruptions.
Downstream
Segment earnings were $4,006 million compared to $7,288 million for the same period last year. Earnings in the first nine months of 2009 included a net charge of $347 million, reflecting asset impairments of $478 million, restructuring provisions of $46 million, pension adjustments due to inflation in the USA of $99 million and a retirement healthcare adjustment in the USA of $51 million, partly offset by tax credits of $327 million. In the first nine months of 2008, earnings included charges of $30 million, reflecting a divestment gain of $226 million, tax credits of $39 million and pension accounting adjustments of $70 million, offset by impairments of assets and provisions of $265 million and charges related to the estimated fair value accounting of commodity derivatives of $100 million.
In the first nine months of 2009 earnings benefited from the impact of increasing crude prices on inventory by $1,986 million compared to a benefit of $2,540 million in the same period last year. After taking into account the impact of the movement in feedstock price, earnings, when compared to the same period last year, reflected significantly lower refining earnings, which were partly offset by higher marketing contributions.
Industry refining margins compared to the same period last year declined, primarily driven by lower margins in Europe and the Asia-Pacific region. Oil Products refinery availability of 93% improved from 91% in the same period a year ago.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 4

Marketing earnings of oil products, when compared to the same period last year, increased due to an improved trading contribution, lower costs, partly offset by lower marketing margins. Oil products (marketing and trading) sales volumes decreased by 8% compared to the same period last year. Marketing sales volumes were 5% lower than in the same period last year and 3% lower excluding the impact of divestments, mainly driven by lower B2B volumes, partly offset by improved retail sales volumes.
Chemicals earnings reflected lower sales volumes and lower realised margins, which were partly offset by higher income from equity-accounted investments, lower operating costs and lower depreciation. Chemicals sales volumes decreased by 15% compared to the same period in 2008, mainly as a result of reduced global demand. Chemicals manufacturing plant availability was 92%, in line with 2008. The reduced global demand for chemicals products has significantly impacted the chemicals manufacturing plant utilisation rate, which dropped to 69% from 81% in the same period in 2008.
Corporate
Segment earnings for the first nine months of 2009 were $883 million compared to $304 million for the same period last year. Earnings in the first nine months of 2009 included a net gain of $103 million, reflecting tax credits of $162 million, partly offset by a charge of $21 million related to restructuring provisions, a charge of $21 million related to tax charges and a charge of $17 million related to a retirement healthcare plan modification in the USA.
Compared to the first nine months of 2008, earnings mainly reflected higher currency exchange gains combined with lower net interest income and increased tax credits.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 5

PORTFOLIO DEVELOPMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
Upstream
In Russia, in the third quarter the Sakhalin II project (Shell share 27.5%) achieved peak production of some 400 thousand barrels of oil equivalent per day (boe/d) (100% basis), and successfully ramped up production at the two LNG trains, ahead of schedule.
In the USA, the final investment decision (FID) was taken on the Caesar Tonga project (Shell share 22.4%), with estimated peak production of 40 thousand boe/d (100% basis). Also in the USA, Shell was the highest bidder on 39 of 54 blocks in Lease Sale 208 in the Gulf of Mexico. Furthermore, in the USA, Gulf of Mexico, Shell participated in an oil discovery at the Vito well (Shell share 55%), in sub-salt Miocene reservoirs.
In Abu Dhabi, Shell signed an agreement with Abu Dhabi National Oil Company (ADNOC) to extend the GASCO Joint Venture for a further twenty years. GASCO’s operations are mainly focused on gas processing and natural gas liquid (NGL) extraction.
Shell made 8 notable discoveries in the US Gulf of Mexico, Australia, Malaysia and Norway. Shell also increased its overall acreage position through acquisitions of new exploration licences in Guyana, Italy, Brazil, USA, Norway, Egypt and Jordan.
In Brazil, production started from the multi-field Parque das Conchas (BC-10) project (Shell share 50%). Production wells, which are some 2 kilometres deep, are linked to a Floating Production, Storage and Offloading vessel with a capacity to process 100 thousand barrels of oil and 50 million cubic feet of natural gas a day (100% basis).
In Australia, Shell and its partners took Final Investment Decision (FID) for the Gorgon LNG project (Shell share 25%). Gorgon will supply global gas markets to at least 2050, with capacity of 15 million tonnes (100% basis) of LNG per year and a major carbon capture and storage scheme.
Shell has announced a Front-End Engineering and Design study for a Floating Liquefied Natural Gas project, with the potential to deploy these facilities at the Prelude offshore gas discovery in Australia (Shell share 100%).
In offshore western Australia, Shell participated in the Achilles gas discovery (Shell share 25%). In the North America Haynesville and Groundbirch tight gas areas there is ongoing encouragement from exploration and appraisal well test results.
In Canada, the Government of Alberta and Government of Canada jointly announced their intent to contribute $0.8 billion of funding towards the Quest CCS project. Quest, which is at the feasibility study stage, could capture CO2 from the Athabasca Oil Sands Project at the Scotford Upgrader, for underground storage.
Downstream
Shell continues with its strategy to refocus its Downstream footprint, and to make selective new investments in its larger, integrated refining sites and growth markets. Some 15% of Shell’s worldwide refining capacity, or some 600 thousand barrels per day, is earmarked for possible disposal or conversion to oil terminals.
In the Netherlands, Shell started construction this October of a new hydrodesulphurisation plant at the Pernis refinery to manufacture cleaner-burning oil products.
In Greece, Shell, as part of its strategy to concentrate its global Downstream portfolio, agreed to sell its activities for some $0.4 billion. The retail network will continue to operate under the Shell brand. This transaction is subject to regulatory approvals.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 6

LIQUIDITY AND CAPITAL RESOURCES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
Net cash from operating activities in the first nine months of 2009 was $15.8 billion compared to $33.6 billion for the same period last year. The net cash from operating activities was impacted by additional cash contributions to pension funds of some $3.6 billion. Cash and cash equivalents amounted to $14.3 billion at September 30, 2009 (September 30, 2008: $7.8 billion).
Total current and non-current debt increased to $36.3 billion at September 30, 2009 from $16.7 billion at September 30, 2008. During the first nine months of 2009, Shell issued $18.1 billion of new debt with maturity periods ranging from 2011 through 2019. This includes an amount of $5bn issued in the third quarter of 2009. All debt was issued by Shell International Finance B.V. and guaranteed by Royal Dutch Shell plc.
Capital investment in the first nine months of 2009 was $22.9 billion of which $17.3 billion was invested in Upstream and $5.4 billion in Downstream. This included new loans to equity-accounted investments of $1.7 billion mainly in Downstream. Capital investment in the same period of 2008 was $29.3 billion of which $25.2 billion was invested in Upstream and $3.9 billion in Downstream. Capital investment in the third quarter of 2009 was $7.8 billion, of which $5.9 billion was invested in Upstream and $1.8 billion in Downstream. Capital investment in the third quarter of 2008 was $13.2 billion, of which $11.6 billion was invested in Upstream and $1.6 billion in Downstream.
Gross proceeds from divestments in the first nine months of 2009 were $0.9 billion compared to $4.7 billion for the same period last year.
Dividends of $0.42 per share were declared on April 29, 2009, July 30, 2009 and October 29, 2009, totalling $1.26 per share in respect of the first, second and third quarters of 2009. Dividends declared in the same period of 2008 totalled $1.20 per share. In case of the Class B Shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report on Form 20-F 2008 for additional information on the dividend access mechanism.
RISK FACTORS
The principal risks and uncertainties affecting Shell are described in the Risk Factors section of the Annual Report and Form 20-F for the year ended December 31, 2008 (pages 14 to 16). There are no material changes in those Risk Factors with the exception that the Nigerian government is contemplating new legislation to govern the petroleum industry, which, if passed into law, would likely have an impact on Shell’s existing and future activities in that country.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 7

Three and nine month period ended September 30, 2009
Unaudited Condensed Consolidated Interim Financial Statements

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 8

Condensed Consolidated Statement of Income

$ million
	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Revenue	75,009	131,567	197,113	377,288
Share of profit of equity-accounted investments	746	2,000	3,209	7,096
Interest and other income	271	1,911	1,388	3,854

Total revenue and other income	76,026	135,478	201,710	388,238
Purchases	55,781	104,658	142,196	292,644
Production and manufacturing expenses	5,885	6,619	17,919	18,819
Selling, distribution and administrative expenses	4,306	4,123	11,898	12,471
Research and development	318	289	794	846
Exploration	637	731	1,509	1,360
Depreciation, depletion and amortisation	4,341	3,387	10,710	9,972
Interest expense	189	204	538	836

Income before taxation	4,569	15,467	16,146	51,290
Taxation	1,281	6,987	5,439	21,855

Income for the period	3,288	8,480	10,707	29,435

Income attributable to minority interest	41	32	150	348

Income attributable to Royal Dutch Shell plc shareholders	3,247	8,448	10,557	29,087

				$

Basic earnings per share (see Note 3)	0.53	1.37	1.72	4.71
Diluted earnings per share (see Note 3)	0.53	1.37	1.72	4.70

Condensed Consolidated Statement of Comprehensive Income

	$ million
	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Income for the period	3,288	8,480	10,707	29,435
Other comprehensive income, net of tax:
Currency translation differences	2,644	(6,644)	6,228	(4,682)
Unrealised gains/(losses) on securities	36	(207)	141	(455)
Unrealised gains/(losses) on cash flow hedges	12	(45)	153	34
Share of other comprehensive income of equity-accounted investments	31	43	89	(7)

Other comprehensive income	2,723	(6,853)	6,611	(5,110)

Comprehensive income	6,011	1,627	17,318	24,325
Comprehensive income attributable to minority interest	(87)	62	(199)	(144)

Comprehensive income attributable to Royal Dutch Shell plc shareholders	5,924	1,689	17,119	24,181
The Notes on pages 13 to 15 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 9

Condensed Consolidated Balance Sheet

		$ million
	September 30, 2009	December 31, 2008

ASSETS
Non-current assets
Intangible assets	5,288	5,021
Property, plant and equipment	127,207	112,038
Investments:
equity-accounted investments	30,265	28,327
financial assets	4,187	4,065
Deferred tax	4,309	3,418
Pre-paid pension costs	9,691	6,198
Other	9,646	6,764

	190,593	165,831
Current assets
Inventories	25,420	19,342
Accounts receivable	66,966	82,040
Cash and cash equivalents	14,275	15,188

	106,661	116,570

Total assets	297,254	282,401

LIABILITIES
Non-current liabilities
Debt	31,522	13,772
Deferred tax	13,917	12,518
Retirement benefit obligations	5,918	5,469
Other provisions	13,523	12,570
Other	4,719	3,677

	69,599	48,006
Current liabilities
Debt	4,774	9,497
Accounts payable and accrued liabilities	69,489	85,091
Taxes payable	11,879	8,107
Retirement benefit obligations	435	383
Other provisions	2,566	2,451

	89,143	105,529

Total liabilities	158,742	153,535

EQUITY
Equity attributable to Royal Dutch Shell plc shareholders	136,863	127,285
Minority interest	1,649	1,581

Total equity	138,512	128,866

Total liabilities and equity	297,254	282,401

The Notes on pages 13 to 15 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 10

Condensed Consolidated Statement of Changes in Equity

							$ million
	Equity attributable to Royal Dutch Shell plc shareholders
	Ordinary share	Treasury	Other	Retained		Minority
	capital	shares	reserves[A]	earnings	Total	interest	Total equity

At January 1, 2009	527	(1,867)	3,178	125,447	127,285	1,581	128,866

Comprehensive income	—	—	6,562	10,557	17,119	199	17,318
Capital contributions from minority shareholders and other changes in minority interest	—	—	—	3	3	33	36
Dividends paid	—	—	—	(7,913)	(7,913)	(164)	(8,077)
Repurchases of shares	—	—	—	—	—	—	—
Treasury shares: net sales/(purchases) and dividends received	—	201	—	—	201	—	201
Share-based compensation	—	—	(22)	190	168	—	168

At September 30, 2009	527	(1,666)	9,718	128,284	136,863	1,649	138,512

At January 1, 2008	536	(2,392)	14,148	111,668	123,960	2,008	125,968

Comprehensive income	—	—	(4,906)	29,087	24,181	144	24,325
Capital contributions from minority shareholders and other changes in minority interest	—	—	—	59	59	25	84
Dividends paid	—	—	—	(7,108)	(7,108)	(271)	(7,379)
Repurchases of shares	(7)	—	7	(3,085)	(3,085)	—	(3,085)
Treasury shares: net sales/(purchases) and dividends received	—	478	—	—	478	—	478
Share-based compensation	—	—	(58)	42	(16)	—	(16)

At September 30, 2008	529	(1,914)	9,191	130,663	138,469	1,906	140,375

[A]	See Note 2.
The Notes on pages 13 to 15 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 11

Condensed Consolidated Statement of Cash Flows

$ million
	Nine months ended September 30,
	2009	2008

Cash flow from operating activities:
Income for the period	10,707	29,435
Adjustment for:
Current taxation	5,888	22,041
Interest (income)/expense	857	625
Depreciation, depletion and amortisation	10,710	9,972
(Gains)/losses on sale of assets	(366)	(2,837)
Decrease/(increase) in net working capital	(3,584)	(6,752)
Share of profit of equity-accounted investments	(3,209)	(7,096)
Dividends received from equity-accounted investments	3,212	6,803
Deferred taxation and other provisions	(987)	75
Other	(1,458)	(514)

Net cash from operating activities (pre-tax)	21,770	51,752
Taxation paid	(5,942)	(18,121)

Net cash from operating activities	15,828	33,631

Cash flow from investing activities:
Capital expenditure	(19,010)	(27,173)
Investments in equity-accounted investments	(2,302)	(1,692)
Proceeds from sale of assets	805	3,558
Proceeds from sale of equity-accounted investments	487	1,493
Proceeds from sale of/(additions to) financial assets	(68)	260
Interest received	288	821

Net cash used in investing activities	(19,800)	(22,733)

Cash flow from financing activities:
Net increase/(decrease) in debt with maturity period within three months	(5,691)	191
Other debt:
New borrowings	19,281	554
Repayments	(2,057)	(2,309)
Interest paid	(610)	(962)
Change in minority interest	42	9
Dividends paid to:
Royal Dutch Shell plc shareholders	(7,913)	(7,108)
Minority interest	(164)	(271)
Repurchases of shares	—	(3,271)
Treasury shares: net sales/(purchases) and dividends received	70	478

Net cash from/(used in) financing activities	2,958	(12,689)

Currency translation differences relating to cash and cash equivalents	101	(44)

Increase/(decrease) in cash and cash equivalents	(913)	(1,835)
Cash and cash equivalents at January 1	15,188	9,656

Cash and cash equivalents at September 30	14,275	7,821

The Notes on pages 13 to 15 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 12

Notes to the Condensed Consolidated Interim Financial Statements
1. Basis of preparation
These Condensed Consolidated Interim Financial Statements of Royal Dutch Shell plc and its subsidiaries (collectively known as “Shell”) are prepared on the same accounting principles as, and should be read in conjunction with, the Annual Report on Form 20-F for the year ended December 31, 2008 (pages 118 to 122) as filed with the Securities and Exchange Commission, except for the adoption of revised International Accounting Standard (IAS) 1 “Presentation of Financial Statements” with effect from January 1, 2009. Revised IAS 1 requires the presentation of a statement of comprehensive income and minor changes to the statement of changes in equity; there is no impact on Shell’s reported income or equity.
The three and nine month period ended September 30, 2009 Condensed Consolidated Interim Financial Statements of Royal Dutch Shell plc and its subsidiaries have been prepared in accordance with IAS 34 “Interim Financial Reporting”.
These Condensed Consolidated Interim Financial Statements are unaudited; however, in the opinion of Shell, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.
The presentation of the Condensed Consolidated Statement of Income has been changed to provide additional information for the evaluation of Shell’s performance. This change provides additional information in relation to our costs and more alignment with industry practice. The main changes are the disclosure of purchases, production and manufacturing expenses and research and development separately (previously disclosed within cost of sales). Depreciation, depletion and amortisation charges previously included in cost of sales, selling, distribution and administrative expenses and exploration are now disclosed separately. Gains and losses on sale of assets are now included in interest and other income.
Purchases are all costs related to the acquisition of supplies, including those used for conversion into finished or intermediary products. Production and manufacturing expenses are the costs of operating, maintaining and managing production and manufacturing assets. Selling, distribution and administrative expenses include direct and indirect costs of marketing and selling products.
2. Other reserves

$ million
					Accumulated
		Capital			other
	Merger	redemption	Share premium	Share plan	comprehensive
	reserve[A]	reserve	reserve	reserve	income	Total

At January 1, 2009	3,444	57	154	1,192	(1,669)	3,178

Other comprehensive income attributable to Royal Dutch Shell plc shareholders	—	—	—	—	6,562	6,562
Repurchases of shares	—	—	—	—	—	—
Share-based compensation	—	—	—	(22)	—	(22)

At September 30, 2009	3,444	57	154	1,170	4,893	9,718

At January 1, 2008	3,444	48	154	1,122	9,380	14,148

Other comprehensive income attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(4,906)	(4,906)
Repurchases of shares	—	7	—	—	—	7
Share-based compensation	—	—	—	(58)	—	(58)

At September 30, 2008	3,444	55	154	1,064	4,474	9,191

[A]	The merger reserve was established in 2005, when Royal Dutch Shell plc (“Royal Dutch Shell”) became the single parent company of Royal Dutch Petroleum Company (“Royal Dutch”) and of The Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, p.l.c.) (“Shell Transport”) the two former public parent companies of the Group. It relates primarily to the

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Unaudited Condensed Interim Financial Report 13

difference between the nominal value of Royal Dutch Shell shares issued and the nominal value of Royal Dutch and Shell Transport shares received.
3. Earnings per share

Three months ended September 30,			Nine months ended September 30,
	2009	2008	2009	2008

Income attributable to Royal Dutch Shell plc shareholders ($ million)	3,247	8,448	10,557	29,087
Basic weighted average number of ordinary shares	6,127,024,092	6,147,266,343	6,125,120,875	6,170,953,891
Diluted weighted average number of ordinary shares	6,131,039,360	6,159,794,079	6,128,203,141	6,186,206,498

4. Information by business segment
Segmental reporting has been changed with effect from the third quarter 2009, in line with the change in the way Shell’s businesses are managed. Shell now reports its business through three (previously six) reporting segments, Upstream (previously Exploration & Production, Gas & Power and Oil Sands), Downstream (previously Oil Products and Chemicals) and Corporate. Upstream is the aggregation of two operating segments, Upstream International and Upstream Americas, which have similar economic characteristics. Corporate represents the key support functions, comprising holdings and treasury, headquarters, central functions and Shell insurance companies. Prior period financial information has been reclassified accordingly.
With effect from the third quarter 2009, insurance premium costs (excluding external insurance) and self insured claims are reported within the Corporate segment; previously they were reported within the relevant business segments. The impact of this change in allocation is a reduction of $167 million (pre-tax) in the Corporate earnings in the third quarter 2009, with no effect on Shell’s income for the period. Prior period segment earnings are not reclassified (the insurance costs were $143 million (pre-tax) in the second quarter 2009 and $20 million (pre-tax) in the third quarter 2008). Segment earnings include equity-accounted investments and are after tax.
Three months ended September 30, 2009

	$ million
	Upstream	Downstream	Corporate	Total

Revenue
Third party	6,369	68,620	20	75,009
Inter-segment	6,863	55	—

Segment earnings	1,543	1,543	202	3,288
Three months ended September 30, 2008

	$ million
	Upstream	Downstream	Corporate	Total

Revenue
Third party	11,777	119,770	20	131,567
Inter-segment	11,919	80	—	—

Segment earnings	8,647	(124)	(43)	8,480

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Unaudited Condensed Interim Financial Report 14

Nine months ended September 30, 2009

	$ million
	Upstream	Downstream	Corporate	Total

Revenue
Third party	20,431	176,623	59	197,113
Inter-segment	18,343	151	—

Segment earnings	5,818	4,006	883	10,707
Nine months ended September 30, 2008

	$ million
	Upstream	Downstream	Corporate	Total

Revenue
Third party	35,026	342,224	38	377,288
Inter-segment	35,597	402	—

Segment earnings	21,843	7,288	304	29,435
5. Ordinary share capital
AUTHORISED

	September 30, 2009	December 31, 2008

Class A shares of € 0.07 each	4,077,359,886	4,077,359,886
Class B shares of € 0.07 each	2,759,360,000	2,759,360,000
Unclassified shares of € 0.07 each	3,163,280,114	3,163,280,114

Euro deferred shares of € 0.07 each	—	—
Sterling deferred shares of £1 each	50,000	50,000

ISSUED AND FULLY PAID

	shares of €0.07 each		shares of £1 each
	Class A	Class B	Sterling deferred
At December 31, 2008	3,545,663,973	2,695,808,103	50,000

At September 30, 2009	3,545,663,973	2,695,808,103	50,000

 NOMINAL VALUE

		$ million
	September 30, 2009	December 31, 2008
Issued and fully paid
Class A ordinary shares	300	300
Class B ordinary shares	227	227
Sterling deferred	[A]	[A]

	527	527

[A]	Less than $ 1million

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Unaudited Condensed Interim Financial Report 15

Appendix
Share-based compensation
There are a number of share-based compensation plans for Shell employees.
Shell’s share option plans offered options to eligible employees, at a price no less than the fair market value of the shares at the date the options were granted. Since 2005, no further grants have been made under the share option plans. The following table presents the number of shares under option as at September 30, 2009 and the range of expiration dates.

	Royal Dutch Shell	Royal Dutch Shell	Royal Dutch Shell
Share option Plans	plc Class A shares	plc Class B shares	plc Class A ADRs

Under option at September 30, 2009 (thousands)	55,129	22,092	11,794

Range of expiration dates	Jan 2010 — Sep 2016	Mar 2010 — Nov 2014	Mar 2010 — May 2014

Shell operates a performance share plan (PSP) replacing the previous share option plans. For the details of this plan reference is made to the Annual Report on Form 20-F 2008. The following table presents the number of shares conditionally awarded under the PSP outstanding as at September 30, 2009. The measurement period for the shares granted is three years.

	Royal Dutch Shell	Royal Dutch Shell	Royal Dutch Shell
PSPs	plc Class A shares	plc Class B shares	plc Class A ADRs

Outstanding at September 30, 2009 (thousands)	23,075	9,667	7,411

Employees of participating companies in the UK may participate in the UK Sharesave Scheme. The number of Royal Dutch Shell plc Class B shares under option as at September 30, 2009 is 1,755 thousand.
Certain subsidiaries have other plans containing stock appreciation rights linked to the value of Royal Dutch Shell plc Class A ADRs. The rights outstanding as at September 30, 2009 are 538 thousand.
Ratio of earnings to fixed charges
The following table sets out, on an IFRS basis, for the years ended December 31, 2005, 2006, 2007 and 2008 and the nine months ended September 30, 2009, the consolidated unaudited ratio of earnings to fixed charges of Shell. The comparative annual information is derived from the consolidated financial statements of Shell contained in the Annual Report on Form 20-F for the year ended December 31, 2008.

	Nine months ended
	September 30,	Years ending December 31,
	2009	2008	2007	2006	2005

Pre-tax income from continuing operations before income from equity-accounted investments	12,938	43,374	42,342	37,957	37,444
Total fixed charges	1,720	2,689	2,380	2,258	1,958
Distributed income from equity-accounted investments	3,212	9,325	6,955	5,488	6,709
Less: interest capitalised	607	870	667	564	427
Less: preference security dividend requirements of consolidated subsidiaries	—	—	—	—	7

Total earnings	17,263	54,518	51,010	45,139	45,677

Interest expensed and capitalised	1,145	2,051	1,775	1,713	1,494
Interest within rental expense	575	638	605	545	457
Less: preference security dividend requirements of consolidated subsidiaries	—	—	—	—	7

Total fixed charges	1,720	2,689	2,380	2,258	1,958

Ratio earnings/fixed charges	10.04	20.27	21.43	19.99	23.33

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Unaudited Condensed Interim Financial Report 16

For the purposes of this table, “earnings” consists of pre-tax income from continuing operations before adjustment for minority interest and income from equity-accounted investments plus fixed charges (excluding capitalised interest) less undistributed earnings of equity-accounted investments, plus distributed income from equity-accounted investments. Fixed charges consist of expensed and capitalised interest plus interest within rental expenses plus preference security dividend requirements of subsidiaries.
Capitalisation and indebtedness
The following table sets out, on an IFRS basis, the unaudited consolidated combined capitalisation and indebtedness of Shell as of September 30, 2009. This information is derived from these Condensed Consolidated Interim Financial Statements.

$ million
September 30, 2009

Equity attributable to Royal Dutch Shell plc shareholders	136,863

Current debt	4,774
Non-current debt[A]	28,985

Total debt[B]	33,759

Total capitalisation	170,622

[A]	Non-current debt excludes $2.5 billion of certain tolling commitments.

[B]	As of September 30, 2009 Shell had outstanding guarantees of $3.7 billion, of which $2.6 billion related to debt of equity-accounted investments. $31.1 billion of the finance debt of Shell was unsecured. A total of $5.2 billion outstanding debt of subsidiaries is secured.

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Unaudited Condensed Interim Financial Report 17